SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
SEC File Number: 0-24097

NOTIFICATION OF LATE FILING

(Check One): ☐Form 10-K ☐ Form N-CSR	☐Form 20-F	☐Form 11-K	☒Form 10-Q ☐Form 10-D ☐Form N-SAR

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K			☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F ☐ Transition Report on Form 11-K			☐ Transition Report on Form N-SAR
For Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

CNL Hotels & Resorts, Inc.
(Full name of registrant)

Former name if applicable: N/A

450 South Orange Avenue
Orlando, FL 32801
(Address of principal executive office)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The delay is due to complying with the requirements of the Sarbanes-Oxley Act of 2002, specifically as it pertains to the completion of the assessment under Item 4 of Form 10-Q, which has taken longer to complete than expected. Further, in connection with this assessment the Company is considering the materiality of certain deficiencies identified in its internal controls over financial reporting pertaining to the timing of recognition in an interim period of percentage rental revenue earned in connection with three of its triple-net lease arrangements and of incentive management fee expense contingently incurred in connection with certain of its management agreements with third-party management companies. The Company expects to file its Form 10-Q for the quarter ended March 31, 2005 on or before May 16, 2005.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        C. Brian Strickland                  407                     650-1000
            (Name)                    (Area Code)                        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒Yes            ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_______________________________________________________________________________________________________________________________________

CNL Hotels & Resorts, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CNL HOTELS & RESORTS, INC.

Date: May 11, 2005	By:	/s/ C. Brian Strickland

Title: Executive Vice President, Chief Financial Officer, Secretary and Treasurer